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                 June 7, 2024

       Ronen Luzon
       Chief Executive Officer
       My Size, Inc.
       4 Hayarden St.
       P.O.B. 1026
       Airport City, 7010000
       Israel

                                                        Re: My Size, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2024
                                                            File No. 333-279936

       Dear Ronen Luzon:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Gary Emmanuel, Esq.